EXHIBIT 99.1

Brookfield Infrastructure Reports Record First Quarter Results as FFO Increases 20%

BROOKFIELD, NEWS, May 06, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2021.

“After an incredibly resilient 2020, our business continued into 2021 with a powerful start to the year, led by strong organic growth and several advanced capital recycling initiatives,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We are well-positioned to benefit from an extended period of economic expansion, given our inflation-linked revenues and businesses with positive linkage to GDP growth.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2021	2020
Net income[2]	$190	$119
– per unit[3]	$0.27	$0.13
FFO[4]	$431	$358
– per unit (split-adjusted)[5]	$0.93	$0.77

Brookfield reported net income for the three-month period ended March 31, 2021 of $190 million ($0.27 per unit) compared to $119 million ($0.13 per unit) in the prior year. Net income per unit more than doubled, reflecting strong organic growth and contributions from recently completed acquisitions. Current year results also benefited from favorable commodity markets and the recognition of a gain on the partial disposition of our U.S. gas pipeline. These positive factors were partially offset by lower unrealized gains recognized on our corporate hedging program relative to the prior year.

Funds from Operations (or FFO) of $431 million for the quarter increased by 20% over the same period last year as a result of strong base business growth and the contribution from new investments acquired in 2020. FFO grew organically by 8% due to inflationary tariff increases, modestly higher volumes associated with the early stages of the economic recovery, and the completion of $800 million of new capital projects during the last 12 months. Results for the quarter were further supplemented by favorable market dynamics produced by weather events that led to exceptional performance in our midstream segment. These positive factors were partially offset by the impact of foreign exchange in a number of our segments and a higher management fee relative to the prior year.

Segment Performance

The utilities segment generated FFO of $166 million, an improvement of 7% over the prior year on a constant currency basis. All businesses within the segment are performing well, with results benefiting from inflation indexation and the commissioning of $375 million of capital into rate base during the last 12 months. These contributions were partially offset by the sale of two mature businesses in 2020.

FFO for our transport segment was $162 million, an increase of 17% compared to the prior year. The gradual reopening of economies has contributed to volume growth at our rail and ports businesses. Supported by robust demand for commodities in Australia and Brazil, volumes on our rail networks increased almost 10%. Container volumes at our ports increased by almost 20% compared to the prior year, driven primarily by consumer led activity in the U.S. and Australia. Results also benefited from the contribution of our U.S. LNG export terminal that was acquired in September. These positive factors were partially offset by asset sales as a result of capital recycling and foreign exchange.

FFO from our midstream segment totaled $146 million, a nearly twofold increase compared to the prior year. Strong performance reflects robust customer demand and the completion of an expansion project at our U.S. gas pipeline. Results for the quarter also benefited from the operational strength and preparedness of our gas storage business through the extreme weather conditions experienced in the U.S. Going forward, the continued development of the Montney Basin by producers with LNG Canada commitments should provide a further uplift to the segment as customers contract the unused capacity in our infrastructure.

FFO from the data segment totaled $60 million, an increase of over 40% compared to the prior year. This reflects the contribution of the Indian telecom tower acquisition completed in August, as well as organic growth of 7% across our existing businesses. This organic growth includes inflationary price increases built into our telecom tower and data center customer contracts, as well as the rollout of additional points-of-presence and fiber-to-the-home at our French telecom operation.

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited	2021	2020
FFO by segment
Utilities	$166	$165
Transport	162	139
Midstream	146	77
Data	60	42
Corporate	(103)	(65)
FFO	$431	$358

Update on Strategic Initiatives

We completed or advanced several important initiatives in the first quarter of 2021:

I.   U.S. Gas Pipeline – In early March, we completed the sale of a 25% minority interest (BIP’s share – 12.5%). Net proceeds to BIP totaled $412 million, which equates to an enterprise value of approximately $5.2 billion on a 100% basis. The transaction valued the company approximately $300 million above our IFRS carrying value. Further, since the recapitalization of the business in 2015, over 75% of invested capital has been returned to Brookfield Infrastructure and we realized an IRR of 21% on the partial sale.

II.   North American District Energy Business – As discussed in the prior quarter, we are advancing two separate transactions to complete the divestment of our U.S. and Canadian district energy platforms. These sales achieve a multiple of capital of over six times and underscore the meaningful value created over eight years of ownership. We anticipate closing of the Canadian transaction to occur in the next month, with the sale of the U.S. operation following shortly thereafter. Total proceeds to Brookfield Infrastructure from these sales are approximately $950 million.

III.   Portfolio of Smart Meters in the U.K. – Subsequent to quarter end, we agreed to sell our portfolio of smart meters in the U.K. at an attractive valuation reflecting the highly contracted nature of the business and high growth trajectory under the U.K.’s energy transition plan. The portfolio will be carved out of our U.K. regulated distribution business and sold on a stand-alone basis. During our ownership period and including the proceeds from the sale, we earned an IRR of 58%. Brookfield Infrastructure will receive net proceeds after debt repayment of approximately $350 million.

IV.   Inter Pipeline Ltd. – In February, Brookfield Infrastructure and its institutional partners formally launched a $5.0 billion takeover offer to shareholders of IPL to privatize the company. If successful, Brookfield Infrastructure will deploy approximately $2 billion, comprised of cash and shares of BIPC, into a high-quality portfolio of Canadian midstream assets. We believe that IPL, as part of a larger, more diversified enterprise, will benefit from our proven operating capabilities, our renewable energy expertise as well as stewardship around ESG transition investing.

V.   Brazilian Regulated Transmission Business – Subsequent to quarter-end, Brookfield Infrastructure, alongside its institutional partners, acquired from Petrobras the remaining 10% interest in our Brazilian regulated gas transmission business not already owned. We are funding the acquisition with additional asset-level debt and thus do not require further capital. The investment is a great opportunity to increase our exposure to a fully contracted, inflation-linked cash flow producing asset that we have owned and operated for four years, and therefore know very well.

Board of Directors Update

We welcome the re-appointment of John Mullen as an independent Director of both BIP and BIPC effective from May 5, 2021. John formerly served as a director of the Partnership from May 2017 to February 2020. John has a long and distinguished career as an executive and a director, having held senior positions in multinational transportation and logistics companies for more than two decades. John was formerly the Chief Executive of DHL Global, and Managing Director and Chief Executive of Asciano Limited. John is currently the Chair of Telstra Corporation Limited, Australia’s largest telecommunications company, and also the Chair of Brambles Limited, a supply-chain logistics company operating in more than 60 countries.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.51 per unit, payable on June 30, 2021 to unitholders of record as at the close of business on May 31, 2021. This distribution represents a 5% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.51 per share, also payable on June 30, 2021 to shareholders of record as at the close of business on May 31, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $600 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5183
Email: claire.holland@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2021 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 6, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/9ux6ugkb or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 7676738).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2021 was 295.4 million (2020 – 293.6 million). Earnings per limited partnership unit for the three-month period ended March 31, 2020 have been adjusted to reflect the dilutive impact of the special distribution.
  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2021 was 465.0 million (2020: 464.8 million, adjusted for the BIPC special distribution).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2021	Dec 31, 2020

Assets
Cash and cash equivalents	$1,140	$867
Financial assets	464	425
Property, plant and equipment and investment properties	29,735	32,102
Intangible assets and goodwill	18,377	18,401
Investments in associates and joint ventures	4,972	5,528
Deferred income taxes and other	6,554	4,008
Total assets	$61,242	$61,331

Liabilities and partnership capital
Corporate borrowings	$2,422	$3,158
Non-recourse borrowings	19,431	20,020
Financial liabilities	3,128	3,374
Deferred income taxes and other	14,309	13,106

Partnership capital
Limited partners	4,129	4,233
General partner	19	19
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,643	1,687
BIPC exchangeable shares and Exchange LP units	633	650
Interest of others in operating subsidiaries	14,204	13,954
Preferred unitholders	1,324	1,130
Total partnership capital	21,952	21,673
Total liabilities and partnership capital	$61,242	$61,331

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, except per unit information, unaudited	2021	2020

Revenues	$2,683	$2,196
Direct operating costs	(1,346)	(1,239)
General and administrative expense	(95)	(61)
Depreciation and amortization expense	(469)	(400)
	773	496
Interest expense	(355)	(282)
Share of earnings from associates and joint ventures	67	48
Mark-to-market on hedging items	35	198
Other income (expense)	27	(206)
Income before income tax	547	254
Income tax expense
Current	(94)	(58)
Deferred	(40)	(48)
Net income	413	148
Non-controlling interest of others in operating subsidiaries	(223)	(29)
Net income attributable to partnership	$190	$119

Attributable to:
Limited partners	$89	$52
General partner	50	46
Non-controlling interest
Redeemable partnership units held by Brookfield	37	21
BIPC exchangeable shares and Exchange LP units	14	—
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.27	$0.13
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2021 was 295.4 million (2020 – 293.6 million). Earnings per limited partnership unit for the three-month period ended March 31, 2020 have been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2021	2020

Operating Activities
Net income	$413	$148
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	(8)	45
Depreciation and amortization expense	469	400
Mark-to-market on hedging items, provisions and other	(94)	181
Deferred income tax expense	40	48
Change in non-cash working capital, net	(94)	(100)
Cash from operating activities	726	722

Investing Activities
Net (investments in) proceeds from:
Operating assets	(96)	722
Sale of associates	412	—
Long-lived assets	(321)	(376)
Financial assets	125	(153)
Net settlements of foreign exchange contracts	1	82
Cash from investing activities	121	275

Financing Activities
Distributions to limited and general partners	(303)	(282)
Net (repayments) borrowings:
Corporate	(764)	393
Subsidiary	173	159
Deposit received from parent	400	—
Preferred units issued	194	—
Partnership units issued	3	2
Net capital provided to non-controlling interest and other	(245)	(792)
Cash used by financing activities	(542)	(520)

Cash and cash equivalents
Change during the period	$305	$477
Cash reclassified as held for sale	(6)	—
Impact of foreign exchange on cash	(26)	(78)
Balance, beginning of period	867	827
Balance, end of period	$1,140	$1,226

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2021	2020

Adjusted EBITDA
Utilities	$223	$214
Transport	233	195
Midstream	185	100
Data	82	56
Corporate	(95)	(61)
Total	628	504

Financing costs	(186)	(151)
Other (expense) income	(11)	5
Funds from operations (FFO)	431	358

Depreciation and amortization	(280)	(247)
Deferred taxes and other items	39	8
Net income attributable to the partnership	$190	$119

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and BIPC exchangeable shares.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31
US$, unaudited	2021	2020

Earnings per limited partnership unit[1]	$0.27	$0.13
Add back or deduct the following:
Depreciation and amortization	0.60	0.53
Deferred taxes and other items	0.06	0.11
FFO per unit[2]	$0.93	$0.77
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2021 was 295.4 million (2020 – 293.6 million). Earnings per limited partnership unit for the three-month period ended March 31, 2020 have been adjusted to reflect the dilutive impact of the special distribution.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2021 was 465.0 million (2020: 464.8 million, adjusted for the BIPC special distribution).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Funds from Operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	March 31, 2021	Dec 31, 2020

Assets
Operating groups
Utilities	$2,902	$2,896
Transport	4,081	4,209
Midstream	1,989	2,245
Data	1,924	1,995
Cash and cash equivalents	500	464
	$11,396	$11,809

Liabilities
Corporate borrowings	$2,422	$3,158
Other liabilities	2,550	2,062
	4,972	5,220
Capitalization
Partnership capital	6,424	6,589
	$11,396	$11,809

Notes:

Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and BIPC exchangeable shares.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure’s financial position.

Brookfield Infrastructure Corporation Reports
First Quarter 2021 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.51 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 30, 2021 to shareholders of record as at the close of business on May 31, 2021. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on BIP’s units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported a net loss for the quarter of $178 million compared to net income of $117 million in the same period of the prior year2. Earnings for the current quarter benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by revaluation losses recognized on the Shares that are classified as liabilities under IFRS, and the impact of foreign exchange. Excluding the revaluation of our Shares and the associated dividends paid, net income attributable to the Partnership was $18 million for the first quarter.

Our business generated FFO of $104 million for the quarter, representing a 6% increase on a constant currency basis. FFO in the current quarter benefited from inflationary-indexation and additions to rate base, however these positive factors were more than offset by an increase in management fees attributable to our company and the impact of foreign exchange.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid to the holders of the Shares which are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 17 of this release.
  Brookfield Infrastructure Corporation was established on August 30, 2019 by the Partnership. On March 30, 2020, the Partnership contributed its regulated utilities businesses in Brazil and the U.K. to our company. For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2021	Dec 31, 2020

Assets
Cash and cash equivalents	$124	$192
Accounts receivable and other	415	394
Property, plant and equipment	5,208	5,111
Intangible assets	2,661	2,948
Goodwill	485	528
Deferred tax asset and other	169	171
Total assets	$9,062	$9,344

Liabilities and Equity
Accounts payable and other	$433	$505
Exchangeable and class B shares	2,394	2,221
Non-recourse borrowings	3,435	3,477
Loans payable to Brookfield Infrastructure	1,153	1,143
Financial liabilities	1,041	1,031
Deferred tax liabilities and other	1,518	1,539

Equity
Equity in net assets attributable to the Partnership	(1,932)	(1,722)
Non-controlling interest	1,020	1,150
Total equity	(912)	(572)
Total liabilities and equity	$9,062	$9,344

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended March 31
US$ millions, unaudited	2021	2020

Revenues	$399	$384
Direct operating costs	(69)	(62)
Depreciation and amortization expense	(75)	(76)
	255	246

Interest expense	(63)	(32)
Remeasurement of exchangeable and class B shares	(173)	98
Mark-to-market and other expenses	(34)	(18)
(Loss) income before income tax	(15)	294
Income tax expense
Current	(53)	(44)
Deferred	(18)	(49)
Net (loss) income	$(86)	$201

Attributable to:
Partnership	$(178)	$117
Non-controlling interest	92	84

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended March 31
US$ millions, unaudited	2021	2020

Operating Activities
Net (loss) income	$(86)	$201
Adjusted for the following items:
Depreciation and amortization expense	75	76
Mark-to-market on hedging items and other	21	13
Remeasurement of exchangeable and class B shares	173	(98)
Deferred income tax expense	18	49
Change in non-cash working capital, net	(77)	(61)
Cash from operating activities	124	180

Investing Activities
Purchase of long-lived assets, net of disposals	(95)	(121)
Cash used by investing activities	(95)	(121)

Financing Activities
Distributions to non-controlling interest	(106)	(101)
Distributions to, net of contributions from, the Partnership	—	(33)
Proceeds from borrowings	46	435
Repayments of borrowings	(18)	(380)
Cash used by financing activities	(78)	(79)

Cash and cash equivalents
Change during the period	$(49)	$(20)
Impact of foreign exchange on cash	(19)	(41)
Balance, beginning of period	192	204
Balance, end of period	$124	$143

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended March 31
US$ millions, unaudited	2021	2020

Adjusted EBITDA
Utilities	$146	$142
Corporate	(10)	(6)
Total	136	136

Financing costs	(18)	(19)
Other expenses	(14)	(10)
Funds from operations (FFO)	104	107

Depreciation and amortization	(41)	(38)
Remeasurement of exchangeable and class B shares	(173)	98
Deferred taxes and other items	(68)	(50)
Net (loss) income attributable to the Partnership	$(178)	$117

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 15 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.